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                         SIMPSON THACHER & BARTLETT LLP
                              [CHINESE CHARACTERS]

                                AMERICAN LAWYERS
                             ICBC TOWER, 7(TH) FLOOR
                                  3 GARDEN ROAD
                                    HONG KONG
                                 (852) 2514-7600

                           FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS
(852) 2514-7650                                                  clin@stblaw.com

                                                                  April 28, 2006

            Re: Siliconware Precision Industries Co., Ltd.
                Form 20-F for the Year Ended December 31, 2004
                File No. 000-30702

Ms. Michele Gohlke
Branch Chief
Ms. Tara Harkins
Staff Accountant
Mr. Kevin Vaughn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Office 3536
Washington, D.C. 20549

Dear Ms. Gohlke, Ms. Harkins, and Mr. Vaughn:

     On behalf of Siliconware Precision Industries Co., Ltd. (the "COMPANY"), we are writing with regard to the third comment letter of the staff (the "STAFF") of the U.S. Securities and Exchange Commission (the "COMMISSION") dated April 24, 2006 (the "THIRD COMMENT LETTER") with respect to the above-referenced annual report on Form 20-F (the "FORM 20-F). The Third Comment Letter was made in response to the review by the Commission's staff (the "STAFF") of the Company's second response letter, dated March 30, 2006 (the "SECOND RESPONSE LETTER") on the Company's Form 20-F.

     The Company hereby confirms that it has accepted the Staff's comment in the Third Comment Letter requesting that a restatement of the Company's period financial statements for 2002, 2003 and 2004 be made in its Annual Report on Form 20-F for 2005 (the "2005 ANNUAL REPORT"). Prior to the filing of its 2005 Annual Report, the Company intends to
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submit to the Staff a draft of the relevant sections of its financial statements reflecting the requested restatement.

                                       ***

     If you have any questions or wish to discuss any matters with respect to the responses set forth above, please do not hesitate to contact Chris Lin at 011-852-2514-7650 or Daniel Fertig at 011-852-2514-7660 or send either of us an email at clin@stblaw.com or dfertig@stblaw.com, or Mr. Joseph Chou of PricewaterhouseCoopers at: 011-886-2-2729-6693 or by e-mail at:
Joseph.Chou@mail.pwcglobal.com.tw.




                                                               Very truly yours,

                                                               /s/ Daniel Fertig
                                                               for Chris Lin

                                                               Chris Lin
                                                               Daniel Fertig

cc: Ms. Eva Chen
    Ms. Yuling Chung
    Siliconware Precision Industries Co., Ltd.

    Mr. Joseph Chou
    PricewaterhouseCoopers